CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

C. Thomas Hopkins

T: +1 310 883 6417

thopkins@cooley.com

June 4, 2021

Matthew Crispino

Jan Woo

Brittany Ebbertt

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LegalZoom.com, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 17, 2021
CIK No. 0001286139

Ladies and Gentlemen:

On behalf of LegalZoom.com, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2021 (the “Comment Letter”) with respect to the Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 17, 2021 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to 17 C.F.R. §200.83.

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June 4, 2021

Page Two

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 17, 2021

Prospectus Summary, page 1

1.

We note your revised disclosures in response to prior comment 3. However, we also note that you continue to discuss the reason for the changes in adjusted EBITDA and free cash flow, both here and in the MD&A Overview section, without providing similar information for your GAAP measures. Also, your comprehensive discussion regarding the changes in free cash flow should not be presented with greater prominence than your Liquidity discussion. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3, 69 and 113 of the Registration Statement.

2.

We note that in response to prior comment 1 you disclose the net promoter score (“NPS”) for traditional online attorneys. Please also disclose the NPS for your business formation products, small businesses and attorney network.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 and 117-118 of the Registration Statement. The Company advises the Staff that it does not have an NPS for small businesses. However, its NPS for business formation products relates to small businesses as these products are transaction products for small businesses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 68

3.

We note your response and revised disclosure to prior comment 9. You state that annual retention rate is based on annual subscriptions related to business formations. Please clarify whether this measure is calculated using the contract value, annualized revenue or subscription unit count. Also, explain what constitutes a “business formation” subscription and tell us what percentage of your subscription arrangements relate to business formations. To the extent a significant portion of your subscriptions are excluded from this metric, revise to also disclose the annual retention rate applicable to the excluded arrangements. Lastly, please disclose your annual retention rate for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement. The Company advises the Staff that the Company’s annual retention rate is calculated using the number of subscription units related to business formations. Business formation subscriptions are those purchased in conjunction with an underlying LLC, incorporation, not-for-profit, or other formation transaction on the Company’s platform and all subscriptions purchased through the Company’s business-to-business offering, such as the Company’s registered agent service. The number of business formation subscription units included in the calculation of the Company’s retention rates for the three months ended December 31, 2020 and March 31, 2021 comprised [***]% and [***]% of the Company’s total subscription units, respectively. Examples of the Company’s subscription products not included in its annual retention rate include monthly subscriptions and the Company’s consumer legal plan, and such excluded subscription products are not a significant

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June 4, 2021

Page Three

portion of the Company’s subscription products. As disclosed on page 74 of the Registration Statement, the Company expects the proportion of transactions (and therefore the proportion of subscriptions) that are not related to business formations to decline over time as the Company focuses more of its investment in small business formations, which have a significantly higher average order value. The Company’s annual retention rates for each period presented are as follows:

	Three Months Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Annual retention rate	[***]%	[***]%	59%	68%

The Company advises the staff that on page 70 of the Registration Statement, the Company discloses that as of March 31, 2021, the Company’s annual retention rate was 68%, an improvement of nine percentage points as compared to the three months ended March 31, 2020. The year-over-year improvements from the three months ended December 31, 2019 to the three months ended December 31, 2020 follow a substantially similar trend as the more recent period. Therefore, the Company does not believe that additional disclosure of annual retention rates for the three months ended December 31, 2019 and 2020 would be useful for investors.

4.

Also, you state that the annual retention rate includes the impact of business failures. Please tell us specifically how you track this information. In this regard, if a customer who entered into a business formation subscription in the prior period is no longer an active subscription customer 13-months later, tell us how you are able to differentiate between business failure versus normal customer attrition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement. The Company advises the Staff that the Company does not collect the data to allow the Company to differentiate between business failure and normal customer attrition. The Company refers to the Bureau of Labor Statistics to estimate the approximate number of business failures; however, the Company advises the Staff that its annual retention rate is not adjusted for any estimates of business failure, but rather reflects all customer attrition including as a result of actual business failures of certain of the Company’s customers.

5.

Regarding your response to prior comment 9, and as previously requested, please revise to define the term “attach rates.” Also, disclose such rates for each period and explain how this measure is calculated. Specifically, you state that your sales team works to establish themselves as trusted advisors by helping potential customers through the business formation process and explaining the products and services they may need, which generally results in higher subscription attach rates, and that you aim to increase both average order value and subscription units by increasing attach rates, among other factors. Ensure your disclosure, if not otherwise clear, addresses how attach rates impact each of these metrics.

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Page Four

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 70, 74 and 75 of the Registration Statement. The Company advises the Staff that the prior references to attach rates were intended to refer to the proportion of small business customers purchasing subscription services at the time of their initial formation purchase, and that the prior reference to transactional product attach rate was intended to refer to the average number of transactional products purchased in a single order, and the Company has clarified the language in the Registration Statement accordingly.

Growing Lifetime Value per Business Formation Customer, page 69

6.

Please revise your discussion of customer lifetime value to explain how the amounts used to calculate this measure relate to GAAP, or clearly indicate that this measure is not calculated based on GAAP amounts and clarify how it may differ from GAAP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement.

Key Business Metrics, page 71

7.

We note your response to prior comment 7. Please provide us with a breakdown for each of your transaction revenue, number of transactions, subscription revenue and number of subscription units by both consumer and small business customer.

Response: The Company advises the Staff that it is unable to provide a breakdown of transaction or subscription revenue by consumer and small business customers because it does not allocate deductions for refunds, chargebacks, and sales allowances between these classes of transactions or subscriptions.

In lieu of transaction revenue, the Company is supplementally providing information on transaction revenue prior to deductions for refunds, chargebacks, and our sales allowances, or transaction gross revenue, by consumer and small business customers in the table below, along with the number of transactions by both consumer and small business customers.

(In thousands)	Year Ended December 31,						Three Months Ended March 31,
	2019			2020			2020			2021
Small business transaction gross revenue	$	[	***]	$	[	***]	$	[	***]	$	[	***]
Consumer transaction gross revenue	$	[	***]	$	[	***]	$	[	***]	$	[	***]
Small business number of transactions		[	***]		[	***]		[	***]		[	***]
Consumer number of transactions		[	***]		[	***]		[	***]		[	***]

In addition, with respect to the Company’s subscription revenue, the Company’s accounting systems do not allow the Company to disaggregate subscription revenue by consumer versus small business products, and thus it is unable to provide subscription revenue on a gross or net basis by consumer or small business customers. However, the number of subscription units by consumer and small business customers for each period presented is as follows:

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Page Five

(In thousands)	Year Ended December 31,				Three Months Ended March 31,
	2019		2020		2020		2021
Small business subscription units	[	***]	[	***]	[	***]	[	***]
Consumer subscription units	[	***]	[	***]	[	***]	[	***]

8.

We note your response and revised disclosures to prior comment 8. As this metric now includes subscriptions that are still within the 60-day customer guarantee window, please revise to disclose this fact and that such subscriptions are subject to cancellation with possible refund or partial refund. Further, tell us, and consider disclosing if significant, the number of subscription units included in this metric that are within this 60-day window for each period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 74-75 of the Registration Statement. The Company supplementally advises the Staff that the number of subscription units included within the 60-day customer guarantee window for each period presented are as follows:

	As of December 31,				As of March 31,
(In thousands)	2019		2020		2020		2021
Number of subscription units included within the 60-day customer guarantee window	[	***]	[	***]	[	***]	[	***]

In each period presented, the number of subscription units included within the 60-day customer guarantee window comprises less than [***]% of total subscription units for the respective period. Therefore, the Company does not believe that additional disclosure regarding this item would be material for investors.

Business

Customer Success Stories, page 117

9.

Please disclose how you compiled these customer success stories, why you selected the profiled clients, how the clients provide a meaningful representation of your user base and any limitations in using these individual case studies. Also, tell us whether the customers profiled in this section have consented to their stories being disclosed in your filing.

Response: The Company advises the Staff that all customers have consented to the statements and the case studies included in the Registration Statement, including in the cover art. The Company advises the Staff that the customers identified and quoted in the cover art are the same customers highlighted in the customer success stories. The Company’s criteria used in selecting the profiled customers included identifying small business customers who have purchased more than one product from the Company, including a business formation product, to ensure that they had meaningful relationship with the Company. The Company considered customers that purchased the Company’s products and services for different use cases to provide tangible examples of the benefits of adoption of these products. The Company believes that, while these customer stories are not exhaustive, they provide a representative sample of how the Company’s existing customers utilize the Company’s platform and illustrate the associated benefits that customer’s experience.

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June 4, 2021

Page Six

Notes to Consolidated Financial Statements

Note 13. Commitments and Contingencies, page F-32

10.

We note your revised disclosures in response to prior comment 16 where you state the loss is not probable and you cannot estimate a possible loss or range of loss. Your reference here to estimating a possible loss or range of loss appears to be addressing whether you met the accrual requirements of ASC 450-20-25-2. In this regard, you then state “accordingly” you have not recorded any loss accrual. Please revise your disclosures to separately address: (i) whether a loss has been accrued, and (ii) whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of amounts recognized and, if so, disclose an estimate of such loss or range of loss or state that such estimate cannot be made.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-32, F-33, F-59 and F-60 of the Registration Statement.

*    *     *

Please contact me at (310) 883-6417, Jodie Bourdet at (415) 693-2054 or Jonie Ing Kondracki at (415) 693-2174 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely /s/ C. Thomas Hopkins C. Thomas Hopkins

cc:	Dan Wernikoff, Chief Executive Officer, LegalZoom.com, Inc.

Noel Watson, Chief Financial Officer, LegalZoom.com, Inc.

Nicole Miller, General Counsel, LegalZoom.com, Inc.

Jodie Bourdet, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

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